February 9, 2026

Deana McPherson
Chief Financial Officer
Smith & Wesson Brands, Inc.
1852 Proffitt Springs Road
Maryville, Tennessee 37801

       Re: Smith & Wesson Brands, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2025
           File No. 001-31552
Dear Deana McPherson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing